99% Progress: Artist with this 'perfect' record Inbox ×

MASTERWORKS

Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to me

Hi Sam,

Our latest offering featuring Alighiero Boetti has 99% progress. We wanted to flag it for you, since select Boetti works have historically appreciated *every single time* they've returned to auction.

33 repeat sales, across three decades of auction history ('99-'24). And these tapestries have gone up in value 100% of the time.

It's a limited sample size, but that kind of 'perfect' record is incredibly rare in the art market, especially with that amount of repeat sales. Don't miss out on this one before it's gone. View offering circular below.

P.S. Did you know that this work actually contains a secret hidden message? Our team recently decoded it—scroll through the pictures here to see what we found.

99% PROGRESS

Thanks,

Anthony DeSimone

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